Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

[FILED VIA EDGAR]

May 1, 2023

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Separate Account VA B (“Registrant”)
Transamerica Life Insurance Company (“Depositor”)
File Nos. 333-186030, 811-06032

Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on April 28, 2023 on Form RW (Accession No. 0001193125-23-127357) in respect of the above-referenced registration statement.

The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

This Amendment has not yet become effective, and no securities were sold in connection with the offering.

Please contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel